

DBRS Morningstar[1] Policies and Procedures[2] to Prevent the Misuse of Material, Non-Public Information[3]:

- Confidential Information Global Policy

- Personal Trading Global Policy

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[1] On July 2, 2019, Morningstar, Inc., the parent of Morningstar Credit Ratings, L.L.C. (MCR), completed its acquisition of DBRS, Inc. (DBRS). Following the acquisition, DBRS and MCR took steps to integrate their credit rating operations under the brand name DBRS Morningstar. As of November 5, 2020, DBRS and MCR announced completion of analytical integration. For information on the integration of DBRS and MCR, please see Annex A to Exhibit 2.

At the time of the acquisition, each of DBRS and MCR was registered with the U.S. Securities and Exchange Commission (SEC) as a nationally recognized statistical rating organization (NRSRO). On November 15, 2019, MCR filed an amendment to its Form NRSRO with the SEC withdrawing its NRSRO registration effective December 30, 2019. Also on November 15, 2019, DBRS filed an amendment to its Form NRSRO with the SEC to identify MCR as a credit rating affiliate of DBRS. Effective November 23, 2020, MCR ceased to operate as a credit rating affiliate of DBRS and further to an amendment to DBRS's Form NRSRO on the same day, DBRS no longer identifies MCR as a credit rating affiliate.

For additional information on the integration of DBRS and MCR, please see Annex A to Exhibit 2 and the related press release of DBRS Morningstar at: https://www.dbrsmorningstar.com/research/369707/dbrs-and-morningstar-credit-ratings-conclude-analytical-integration-process

[2] Certain policies and procedures that are referenced in the Confidential Information Global Policy and Personal Trading Global Policy have not been attached to this exhibit as they may contain information that is proprietary or would have their effectiveness diminished if made publicly available.

[3] See also, DBRS Morningstar's Business Code of Conduct for the DBRS Morningstar Group of Companies (See especially Sections 3.19 – 3.20) available at dbrsmorningstar.com/research/228896/internal/Code_Of_Conduct.pdf and DBRS Morningstar's Rating Polices at dbrsmorningstar.com/understanding-ratings/#about-ratings

CONFIDENTIAL INFORMATION GLOBAL POLICY

Effective Date: **June 1, 2020**
Owner: **Global Compliance**
Applies to: **All DBRS Morningstar[1] Covered Personnel[2]**

I.   Purpose and Scope

This Confidential Information Global Policy ("Policy") sets out DBRS Morningstar's approach to the identification and management of confidential information ("Confidential Information").

This Policy applies to all Covered Personnel in all jurisdictions and should be read in conjunction with the DBRS Insiders Procedure for Europe, the Personal Trading Global Policy and Global Procedure, the DBRS Privileged Account Management Global Procedure and the Morningstar, Inc. Code of Ethics. Capitalized terms are defined herein or in the DBRS Glossary.

II.   Confidential Information

A. **DBRS Morningstar defines Confidential Information to include:**
1. Data and information DBRS Morningstar receives from or on behalf of an issuer or entity in connection with DBRS Morningstar's business which DBRS Morningstar knows, or should reasonably know, is information confidential to the issuer, entity or agent.

   This does not include data or information that:
   - i.   was previously known to DBRS Morningstar through independent sources;
   - ii.   was lawfully received from a third party without an obligation of confidence;
   - iii.   was in, or has become part of, the public domain;
   - iv.   has been publicly released by the issuer, entity and/or its authorized agent on a prior basis; or
   - v.   is required to be released or disclosed by law.

2. Data and information with respect to a pending DBRS Morningstar credit opinions that has not yet been publicly disclosed.

3. Confidential Information further includes a class of price-sensitive information, known as Material, Non-Public Information ("MNPI").

B. **DBRS Morningstar defines MNPI as:**
1. Information that has not been disclosed in such a way as to achieve a broad dissemination to the investing public generally, and:
   - i.   if it were publicly known, that information would or would reasonably be expected to result in a significant change in the market price or value of a traded security; or

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[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.

ii.   there is a substantial likelihood that a reasonable investor would consider that information important in making an investment decision.

III.   Confidential Information Framework – The Guiding Principles

Covered Personnel must not share Confidential Information except in accordance with this Policy and the following four guiding principles.

A. **Use Principle**
Confidential Information must only be used in the furtherance of DBRS Morningstar's business, or as otherwise agreed with the customer in a letter of engagement or confidentiality agreement. Use of Confidential Information for any other purpose, including for personal gain, is strictly prohibited.

B. **Need-to-Know Principle**
A Covered Person must only share or pass along Confidential Information to another Covered Person that has the "need to know" the information to complete his or her job function. In addition, Confidential Information must be stored where only Covered Personnel who have a "need to know" can access it. If a Covered Person determines they have access to Confidential Information about which they do not have a "need to know", they must refrain from further accessing the Confidential Information and report the occurrence to their manager and notify Compliance, who will provide guidance with respect to further steps that may be taken.

Although all Covered Personnel are subject to this Policy, any reduction in the number of individuals with access or knowledge of Confidential Information greatly reduces the likelihood that such information will be misused.

C. **Safekeeping Principle**
Covered Personnel must take reasonable steps to protect Confidential Information from fraud, theft and misuse, or inadvertent disclosure. DBRS Morningstar expects Covered Personnel to adopt safekeeping practices consistent with those set out in the Employee Code of Conduct.

D. **Release Principle**
DBRS Morningstar generally does not disclose Confidential Information in response to outside requests. Covered Personnel should report the request to their manager and notify Compliance, who will provide guidance with respect to further steps that may be taken.

IV.   Prohibited Uses of Confidential Information

As noted above, Confidential Information must only be used in the furtherance of DBRS Morningstar's business, or as otherwise agreed with the customer in a letter of engagement or confidentiality agreement. Other uses of Confidential Information could result in disciplinary action or legal sanction.

In particular, Covered Personnel should note that each of the following may constitute a criminal and/or civil offence in some or all of the jurisdictions in which DBRS Morningstar does business, and upon conviction, could result in the payment of fines and/or a prison sentence:

1. acquiring or disposing of securities or investments, directly or indirectly, for your own account or on account of others, while in possession of related MNPI;

2. recommending or inducing another person to engage in trading or dealing while in possession of related MNPI; and

3. sharing MNPI with another person, other than in accordance with the Need To Know principle in section III.B herein or in the necessary course of business.

Any questions regarding the appropriate use of Confidential Information should be referred to the Chief Compliance Officer or the appropriate Regional Compliance Officer.

V.   Permitted Sharing of Confidential Information

A. **Sharing Confidential Information - The Need to Know Guiding Principle**
Covered Personnel are only permitted to share Confidential Information, including MNPI, with other Covered Personnel when that other person needs to know the information to perform their job function.

B. **Permitted Sharing within DBRS Morningstar**
Confidential Information relating to credit opinions cannot be shared with anyone who is not within the DBRS Morningstar entity (e.g.,. DBRS, Inc. or MCR) that is or will be issuing the rating, unless:

1. the person is directly involved in the credit opinion, and

2. has a "need to know" the information to perform their job function.

A person is "within the DBRS Morningstar entity issuing the rating" if they are an employee, officer, or director of the DBRS Morningstar entity this is issuing or will be issuing a credit opinion, or a consultant engaged by that entity.

While Independent Non-Executive Directors ("INEDS") are "within the company" for which they serve as director, in accordance with separate procedures that DBRS Morningstar employs with such directors, Confidential Information relating to a rating should **not** be shared with INEDs absent an exception granted by the Chief Compliance Officer.

C. **Permitted Sharing With External Parties**
Confidential Information relating to a credit opinion can only be shared with external parties if they are directly involved in the credit opinion (*e.g.*, the issuer or rated entity and their agents), or as otherwise permitted by the party that provided the Confidential Information.

A public rating that has not yet been published may only be shared with the issuer and its agents.

A public rating or any related rating action[3] may not be made available through a DBRS Morningstar subscription service prior to it being published on the applicable website and disseminated by press release.

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[3] For MCR, includes a Credit Rating Action (as defined in the MCR Glossary), outlook or under review status.

D. **Permitted Sharing with Regulators**

Nothing in this Policy or otherwise limits an individual's ability to communicate voluntarily and directly with an appropriate governmental entity or agency, including DBRS Morningstar's supervising regulators, concerning possible violations of law or regulation, or to provide information, including documents, not otherwise protected from disclosure by any applicable law or privilege, to such entities or agencies, or to cooperate with their investigative activities, and no individual is required to provide notice to or obtain consent from DBRS Morningstar to do so. All provisions of this Policy should be construed in a manner consistent with the preceding sentence.

VI.   Tracking Access to MNPI

From time to time, regulators may ask DBRS Morningstar for details regarding individuals within DBRS Morningstar who received MNPI in connection with DBRS Morningstar's business. In some cases, Covered Personnel may also be tasked to maintain a list of individuals with access to MNPI on an on-going basis. For more information regarding these circumstances, see the Insiders Procedure for Europe.

VII.   Confidential Information with Respect to Morningstar

MNPI and other confidential information pertaining to Morningstar, Inc. and its subsidiaries (including DBRS Morningstar) should be identified and managed in accordance with the applicable provisions of the Morningstar, Inc. Code of Ethics.

PERSONAL TRADING GLOBAL POLICY

Effective Date: September 1, 2020
Owner: Global Compliance
Applies to: All DBRS Morningstar[1] Covered Personnel[2]

I.   Purpose and Scope

This Personal Trading Global Policy ("Policy") establishes processes for personal trading conducted by Covered Personnel.

This Policy applies to all Covered Personnel, globally, and the Immediate Family Members of Analytical Personnel.   However, certain sections apply to Covered Personnel differently depending on their involvement in ratings activities and their access to Confidential Information.

This Policy should be read in conjunction with the Personal Trading Global Procedure ("Trading Procedure"), which describes the manner in which Covered Personnel are to comply with this Policy, the Confidential Information Global Policy ("CI Policy"), the Restricted Securities List Global Procedure ("Restricted List Procedure") and the Employee Code of Conduct. Terms capitalized throughout this Policy are defined in the aforementioned documents or the Glossary.

II.   Prohibition on Insider Trading

It is a criminal offense to trade or encourage others to trade Securities while in the possession of Material Non-Public Information ("MNPI"), a practice known as "Insider Trading."   All Covered Personnel are prohibited from directly or indirectly engaging in Insider Trading and from misusing Confidential Information as defined in the CI Policy.

III.   Requirements, Exemptions and Restrictions

The following components of the Policy apply to all Covered Personnel.

A. Requirements

All Covered Personnel must:

1.   Disclose their Covered Accounts and Reportable Securities holdings;

2.   Report changes to their Covered Accounts in a timely manner;

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[1] DBRS Morningstar as defined in the DBRS Glossary.
[2] DBRS Morningstar Covered Personnel, as defined in the DBRS Glossary, is referred to as Covered Personnel herein.

3. Disclose all transactions in Reportable Securities by providing duplicate statements for their Covered Accounts and other means;

4. Preclear trades in Reportable Securities; and

5. Periodically review and attest to their disclosed information.

B. Exemptions

All Covered Personnel are exempt from certain disclosure, preclearance and reporting requirements, while exemptions to other requirements may be granted on a limited case-by-case basis by the sole discretion of the Compliance Department as detailed in the Trading Procedure.

C. Restricted List

In order to eliminate the appearance of impropriety and to mitigate potential conflicts of interest, DBRS Morningstar maintains a Restricted List of all entities that are subject to DBRS Morningstar credit ratings, their Affiliated Entities and any Related Third Parties. All Covered Personnel are subject to certain restrictions pertaining to the Restricted List as detailed in the Restricted List Procedure. Restrictions are applied based on a Covered Person's involvement in ratings activities and access to Confidential Information.

IV. Confidentiality

All information that DBRS Morningstar obtains pertaining to Covered Personnel in accordance with this Policy shall be kept in strict confidence, except when such information may need to be disclosed to internal or external legal counsel, or to a regulatory or adjudicatory body pursuant to law, regulation or other legal process.